SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F      X                          Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                     No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

SIGNATURES

News Release

CNH Global N.V. to Release Earnings and Hold
Conference Call on Thursday, October 23, 2003

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (October 6, 2003) CNH Global N.V. (NYSE:CNH) will release 2003 third quarter financial results at approximately 8:00 a.m. Eastern time on Thursday, October 23, 2003. The full text of the release, along with the financial statements, will be available both from PR Newswire and on www.cnh.com.

Also on October 23rd, at approximately 10:00 a.m. Eastern time, CNH will provide a live, listen only, audio webcast of the company’s quarterly conference call with security analysts and institutional investors. The webcast can be accessed either through www.cnh.com or CCBN’s individual investor center at www.companyboardroom.com. Anyone unable to listen to the live webcast can access the replay at either site for two weeks following the event.

###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the leader in light construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of 12,400 dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback

Darlene M. Roback
Assistant Secretary
October 6, 2003

Form 6-K October 2003 (CNH to release earnings and hold conference call on October 23, 2003)